22004781

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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SEC FILE NUMBER
8-48921

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Higgins Capital Management, Inc.**

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

2223 Avenida De La Playa, Suite 210
(No. and Street)

La Jolla	**California**	**92037-3218**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Deborah M. Higgins	**(800) 716-6510**	**debbie@higginscapital.com**
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Dylan Floyd Accounting & Consulting
(Name – if individual, state last, first, and middle name)

20909 Judah Lane	**Los Angeles**	**California**	**91321**
(Address)	(City)	(State)	(Zip Code)

March 1, 2016	**6235**
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Deborah M. Higgins, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Higgins Capital Management, Inc., as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: Deborah M. Higgins

Title: President

Charlotte Hutchison (see attached notary jurat)

Notary Public

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CALIFORNIA JURAT WITH AFFIANT STATEMENT **GOVERNMENT CODE § 8202**

☒ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], *not* Notary)

1. ______________________________
2. ______________________________
3. ______________________________
4. ______________________________
5. ______________________________
6. ______________________________

______________________________ ______________________________
Signature of Document Signer No. 1 *Signature of Document Signer No. 2 (if any)*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of SAN DIEGO

Subscribed and sworn to (or affirmed) before me on this 7th day of FEB, 20 22 by
Date *Month* *Year*

(1) DEBORAH M. HIGGINS

(and (2) — N/A —),
Name(s) of Signer(s)

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature Charlotte Mitchell
Signature of Notary Public

CHARLOTTE MITCHELL
Notary Public - California
San Diego County
Commission # 2389823
My Comm. Expires Feb 4, 2026

Seal
Place Notary Seal Above

OPTIONAL

Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document Annual Report

Title or Type of Document: Form X 17A-5 **Document Date:** Year end report 12/31/21

Number of Pages: 2 **Signer(s) Other Than Named Above:** ______________

HIGGINS CAPITAL MANAGEMENT, INC.
TABLE OF CONTENTS

CPA

DylanFloyd Accounting & Consulting

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders
Higgins Capital Management Inc

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of Higgins Capital Management Inc. as of December 31, 2021, the related statements of income, changes in shareholders' equity, and cash flows for the 2021 then ended, and the related notes and schedules. In my opinion, the financial statements present fairly, in all material respects, the financial position of Higgins Capital Management Inc. as of December 31, 2021 and the results of its operations and its cash flows for the 2021 then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Higgins Capital Management Inc. My responsibility is to express an opinion on Higgins Capital Management Inc. financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Higgins Capital Management Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Auditor's Report on Supplemental Information

The supplemental information consist of schedules I & II has been subjected to audit procedures performed in conjunction with the audit Higgins Capital Management, Inc.'s financial statements. The supplemental information is the responsibility of Higgins Capital Management, Inc.'s management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In my opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

DylanFloyd Accounting & Consulting

I have served as the Company's auditor since 2022.

Newhall, California
February 16, 2022

HIGGINS CAPITAL MANAGEMENT, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2021

ASSETS

Cash	$	65,250
Cash at clearing organization		140
Investment in securities		6,795
Due from broker		16,926
Deposits at clearing organization		50,000
Prepaid expense		1,885
Operating lease right-of-use asset		62,582
Total Assets	$	203,578

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities		
Accounts payable	$	5,586
Operating lease liability		62,582
Total Liabilities		68,168
Stockholders' Equity		
Common stock stated at $1 per share;		
authorized 1,000,000 shares; issued and outstanding 10,000 shares		10,000
Paid in capital		17,875
Retained earnings		107,535
Total Stockholders' Equity		135,410
Total Liabilities and Stockholders' Equity	$	203,578

The accompanying notes are an integral part of these financial statements.

HIGGINS CAPITAL MANAGEMENT, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2021

Revenue		
Commissions and fees	$	243,671
Interest income		62
Other income		45,726
Total Revenue		289,459
Unrealized gain		2,669
Operating Expenses		
Compensation and benefits		71,171
Communication and data		41,781
Clearing fees and other trading charges		37,924
Rent		34,265
Professional fees		14,429
Regulatory fees		7,600
Other operating expenses		59,136
Total Operating Expenses		266,306
Income before tax		25,822
Tax provision		800
Net Income	$	25,022

The accompanying notes are an integral part of these financial statements.

HIGGINS CAPITAL MANAGEMENT, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2021

	Common Stock	Additional Paid in Capital	Retained Earnings	Total
Stockholders' equity as of December 31, 2020	$ 10,000	$ 17,875	$ 82,513	$ 110,388
Net income			25,022	25,022
Stockholders' equity as of December 31, 2021	$ 10,000	$ 17,875	$ 107,535	$ 135,410

The accompanying notes are an integral part of these financial statements.

HIGGINS CAPITAL MANAGEMENT, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2021

Cash Flows from Operating Activities		
Net income	$	25,022
Adjustments to reconcile net income		
to net cash used in operating activities:		
Unrealized gain on securities		(2,669)
Amortization of operating right-of-use asset		25,363
(Increase) decrease in:		
Due from broker		(3,747)
Increase (decrease) in:		
Accounts payable		1,500
Operating lease liability		(26,653)
Net Cash Provided by Operating Activities		18,816
Cash Flows from Financing Activities		
Proceeds from issuance of note		24,185
Forgiveness of notes payable		(45,641)
Net Cash Used in Financing Activities		(21,456)
Net Decrease in Cash		(2,640)
Cash at beginning of year		118,030
Cash at End of Year	$	115,390

Supplemental Cash Disclosures		
Taxes paid	$	800

The accompanying notes are an integral part of these financial statements.

HIGGINS CAPITAL MANAGEMENT, INC.
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2021

1. Organization

Higgins Capital Management, Inc., (the Company), is a registered broker dealer incorporated under the laws of the State of California maintaining its principal office in La Jolla, California. The Company operates as a registered broker dealer in securities under the provisions of the Securities and Exchange Act of 1934. The Company acts as an introducing broker dealer and clears transactions with and for customers on a fully disclosed basis through a clearing broker dealer. The Company's business consists of the retail of corporate debt and equity securities, United States government securities, municipal securities and investment advisory services. The Company is registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

2. Significant Accounting Policies

Basis of Accounting
The financial statements have been prepared on the accrual basis in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates and may have impact on future periods.

Fair Value of Financial Instruments
Unless otherwise indicated, the fair value of all reported assets and liabilities that represent financial instruments approximate the carrying value of such amount.

Cash and Cash Equivalents
The Company considers all highly liquid instruments with a maturity of three months or less from the date of purchase, other than those held for sale in the ordinary course of business, to be cash equivalents. There were no cash equivalents as of December 31, 2021.

Commissions Receivable
Accounts receivable represents commissions due to the Company from the sale of securities. The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis and certain off-balance sheet credit exposures in accordance with FASB ASC 326-20, *Financial Instruments - Credit Losses.* FASB ASC 326-20 requires the Company to estimate expected credit losses over the life of its financials assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts.

The Company records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis, the allowance for credit losses is reported as a valuation account on the balance sheet that is deducted from the asset's amortized cost basis. Changes in the allowance for credit losses are reported as bad debt expense on the Statement of Income. Per management's analysis, no allowance for doubtful accounts was considered necessary as of December 31, 2021.

Revenue Recognition
Revenue is earned through services related to brokerage and management. Brokerage commissions and related clearing and floor brokerage expenses are recorded at a point in time on either the trade or settlement date basis, which are not materially different. Mutual fund fees and mutual fund trails are recognized upon the settlement date of the related transaction which is not materially different than trade date. Management fees are received at the beginning of each quarter and the performance obligation is considered met by the end of each quarter.

2. Significant Accounting Policies *(continued)*

Leases

At inception, the Company determines if an agreement constitutes a lease and, if so, whether the lease is an operating or finance lease. Leases that have terms of one year or less are deemed short term and are expensed on a straight-line basis over the term of the lease. Operating leases that exceed one year are included in operating lease right-of-use ("ROU") assets and operating lease liabilities on the Statement of Financial Condition. Finance leases that exceed one year are included in property and equipment and other liabilities on the Statement of Financial Condition. For the year ended December 31, 2021, the Company had one long term operating lease.

Income Taxes

Income taxes provide for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred taxes are recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be deductible or taxable when the assets and liabilities are recovered or settled. Deferred tax assets and liabilities are not significant for the Company.

The Company evaluates its tax positions for any potential uncertain tax positions. If applicable, the Company accrues for those positions identified which are not deemed more likely than not to be sustained if challenged and recognizes interest and penalties on any unrecognized tax benefits as a component of the provision for the income taxes. As of December 31, 2021, there are no uncertain tax positions.

For the year ended December 31, 2021, the provision for income taxes shown consists of the Company's share of state income taxes of $800. The Company is no longer subject to federal and state income tax examinations by tax authorities for years before 2018 and 2017, respectively.

3. Deposits with Clearing Organizations

The Company's clearing broker, RBC Correspondent Services ("RBC"), requires the Company maintain a minimum of $50,000 in cash deposits.

4. Cash

For the purpose of preparing the statement of cash flows, cash consists of the following:

	December 31, 2021
Cash	$ 65,250
Cash at clearing organization	140
Deposits with clearing organization	50,000
Total cash shown in the Statement of Cash Flows	$ 115,390

5. Fair Value Measurements

The Fair Value Measurements Topic of the FASB Accounting Standards Codification establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

Level 1	Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.
Level 2	Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.
Level 3	Unobservable inputs for the asset or liability.

Determination of Fair Value

Under the Fair Value Measurements Topic of the FASB Accounting Standards Codification, the Company bases its fair value on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between participants at the measurement date. It is the Company's policy to maximize the use of observable inputs and minimize the use of unobservable inputs when developing fair value measurements, in accordance with the fair value hierarchy. Fair value measurements for assets and liabilities where there exists limited or no observable market data and, therefore, are based primarily upon management's own estimates, are often calculated based on current pricing policy, the economic and competitive environment, the characteristics of the asset or liability and other such factors. Therefore, the results cannot be determined with precision and may not be realized in an actual sale or immediate settlement of the asset or liability. Additionally, there may be inherent weaknesses in any calculation technique, and changes in the underlying assumptions used, including discount rates and estimates of future cash flows, that could significantly affect the results of current or future value.

As of December 31, 2021, the Company's assets measured at fair value on a recurring basis consist of the following:

	Level 1	Level 2	Level 3	Total
Assets at fair value:				
Exchange traded fund	$ 6,795	-	-	$ 6,795

6. Lease

Operating lease ROU assets represent the Company's right to use an underlying asset for the lease term. Lease liabilities represent the Company's obligation to make lease payments arising from the operating lease. Operating lease ROU assets and liabilities are recognized at the commencement date based on the present value of lease payments over the lease term. Payments made for lease incentives are excluded. Since the Company's lease does not provide an implicit rate, the Company's uses the incremental borrowing rate. The incremental borrowing rate is based on the estimated rate of interest for a collateralized borrowing over a similar term of the lease payments at commencement date. The Company's lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. As of December 31, 2021, no such option to extend existed. Lease expense for lease payments is recognized on a straight-line basis over the lease term. The Company has a lease agreement with lease and non-lease components. Such non-lease components are accounted for separately.

6. Lease *(continued)*

On February 11, 1999, the Company entered into a lease for office space in La Jolla, California that commenced on April 1, 1999. On January 27, 2021, the lease was amended to extend the lease term thirty-six months to expire on March 31, 2024. Therefore, the Company remeasured its ROU liability as of April 1, 2021. For the year ended December 31, 2021, information pertaining to the operating lease was as follows:

Supplemental Information	
Operating Lease ROU Asset	
ROU asset on January 1, 2021	$ 6,016
ROU remeasurement	81,929
Amortization of ROU asset as of December 31, 2021	(25,363)
ROU asset as of December 31, 2021	$ 62,582
Total operating lease cost included in rent on the Statement of Income	$ 28,055
Payments made on operating lease liability	$ 29,344
Remaining lease term	27 months
Discount rate	5.0%

Maturity of Operating Lease Liability	
2022	$ 29,344
2023	29,344
2024	7,336
Less discount	(3,441)
Total operating lease liability	$ 62,583

7. Notes Payable

The Company received a loan from Bank of America, NA in the amount of $21,456 under the Paycheck Protection Program established by the Coronavirus Aid, Relief, and Economic Security ("CARES") Act. The loan was subject to a note dated May 1, 2020 that was forgiven on February 24, 2021. This $21,456 forgiven loan is included in Other Income on the Statement of Income.

The Company received a loan from Bank of America, NA in the amount of $24,185 under the Paycheck Protection Program established by the CARES Act. The loan was subject to a note dated January 29, 2021 that was forgiven on August 17, 2021. This $24,185 forgiven loan is included in Other Income on the Statement of Income.

8. Revenue from Customers

In accordance with ASU 2014-09, an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.

8. Revenue from Customers *(continued)*

The following provides detailed information on the recognition of revenues:

Commissions, Mutual Fund Fees, Mutual Fund Trails, and Fees from Trading ("Fees")
The Company enters into arrangements with managed accounts or other pooled investment vehicles (funds) to distribute shares to investors. The Company may receive Fees paid by the fund up front, over time, upon the investor's exit from the fund, or as a combination thereof. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly. Fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

In accordance with ASU 2014-09, an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.

The following provides detailed information on the recognition of revenues:

Disaggregation of Revenue
The following table presents the Company's revenue from customers by business activity and other sources of revenue for the year ended December 31, 2021:

	Institutional Investors	**Private Client**	**Other**	**Total**
Revenue from customers:				
Commissions	$ 206,589	$ 205	$ -	$ 206,794
Management fees	-	33,117	-	33,117
Mutual funds	-	325	-	325
Mutual fund trails	-	110	-	110
Insurance	-	525	-	525
Consulting	2,800	-	-	2,800
Total revenue from customers	$ 209,389	$ 34,282	$ -	$ 243,671
Other sources of revenue:				
Interest income	-	-	62	62
Other income	-	-	85	85
Total other sources of revenue	-	-	147	147
Total revenue	$ 209,389	$ 34,282	$ 147	$ 243,818

Contract Balances
Income is recognized upon completion of the related performance obligation and when an unconditional right to payment exists. The timing of revenue recognition may differ from the timing of payments. A receivable is recognized when a performance obligation is met prior to receiving payment. At January 1, 2021 and December 31, 2021, receivables related to revenue from RBC and were $13,179 and $16,926, respectively. There was no significant impairment related to these receivables during the year ended December 31, 2021.

8. Revenue from Customers *(continued)*

Contract Balances (continued)

Alternatively, fees received prior to the completion of the performance obligation would be recorded as deferred revenue on the Statement of Financial Condition until such time when the performance obligation is met. Since the Company does not collect any fees in advance at quarter end, there is no deferred revenue as of January 1, 2021 and December 31, 2021.

Customer Costs

Expenses associated with the Company's revenue streams are recognized as incurred as related performance obligations are satisfied over time.

9. Net Capital Requirements

The Company is subject to the SEC's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $5,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At December 31, 2021, the Company's net capital was $132,506, which exceeded the requirement by $127,506. At December 31, 2021, the Company's debt equity ratio computed in accordance with Rule 15c3-1(d) was 51.45%.

10. Financial Instruments with Off-Balance-Sheet Credit Risk

As a securities broker, the Company executes transactions with and on the behalf of customers. The Company introduces these transactions for clearance to a clearing firm on a fully disclosed basis. In the normal course of business, the Company's customer activities involve the execution of securities transactions and settlement by its clearing broker. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to nonperformance by its customers. These activities may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at the prevailing market price in order to fulfill the customer's obligation. The Company seeks to control off-the-balance-sheet credit risk by monitoring its customer transaction and reviewing information it receives from its clearing broker on a daily basis and reserving for doubtful accounts when necessary.

11. Risks and Uncertainties

The global pandemic caused by COVID-19 developed rapidly in 2020 and resulted in a high level of uncertainty and volatility that impacted businesses in all sectors.

At this stage, the impact to the Company's business and financial results has not been significant based on the type of business conducted. Based on management's experience to date, management expects this to remain the case. The Company has taken certain health and safety operational measures and continues to follow government policies and advice. While there has not been a material impact thus far, the timeframe and outcome of the pandemic are uncertain.

12. Subsequent Events

The Company has evaluated subsequent events through the date of the Report of the Independent Registered Public Accounting Firm which is also the date the financial statements were issued.

SUPPORTING SCHEDULES

PURSUANT TO RULE 17a-5 OF THE SECURITIES EXCHANGE ACT

HIGGINS CAPITAL MANAGEMENT, INC.
SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2021

Net capital		
Total stockholders' equity	$	135,410
Less: Non-allowable assets		
Prepaid expense		1,885
Net capital before haircut	$	133,525
Haircut on investment in securities		1,019
Net capital	$	132,506
Net minimum capital requirement of 6 2/3% of aggregate indebtedness of $5,586 or $5,000, whichever is greater		5,000
Excess Net Capital	$	127,506

RECONCILIATION WITH COMPANY'S NET CAPITAL COMPUTATION INCLUDED IN PART II OF FORM X-17A-5
AS OF DECEMBER 31, 2021

There were no material differences between the Computation of Net Capital included in this report and the corresponding schedule included in the Company's audited December 31, 2021 Part IIA FOCUS filing.

HIGGINS CAPITAL MANAGEMENT, INC.
SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEAR ENDED DECEMBER 31, 2021

An exemption from Rule 15c3-3 is claimed, based upon section (k)(2)(ii).

In addition, the Company provides investment and municipal advisory services that are not based upon section (k)(2)(ii). The Company does not accept customer funds or securities and does not have possession of any customer funds or securities in connnection with these activities. Therefore, in reliance on Footnote 74 to SEC Release 34-70073 and as discussed in Q & A 8 of the related FAQ issued by SEC staff, the Company does not claim an exemption from SEA Rule 15c3-3 as it does not effect transactions for anyone defined as a customer under Rule 15c3-3 and there are no items to report under the requirement of this Rule.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Exemption Report Review—No Exceptions to Exemption Provisions

To the Board of Directors and Shareholders
Higgins Capital Management Inc.

I have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Higgins Capital Management Inc. (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filling this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively acting as a placements agent in private placement transactions executed in the Healthy, Active, and Sustainable Living Marketplace. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other that moneyor other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2- 4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company, did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule15c3-3) throughout the most recent fiscal year without exception.

Higgins Capital Management Inc.'s management is responsible for compliance with exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board(United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Higgins Capital Management Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements.Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the Company's business activities contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC staff Frequently Asked Questions.

DylanFloyd Accounting & Consulting
Newhall, California
February 16, 2022

HIGGINS CAPITAL
MANAGEMENT, INC.
We Quarterback Money®

Certified WBENC Women's Business Enterprise

SEA RULE 15C3-3 EXEMPTION REPORT

Higgins Capital Management, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchanges Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3 (k) throughout the most recent fiscal year without exception.

(3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No 34-70073 adopting amends to 17 C.F.R. § 240.17a-5 are limited to investment advisory fees and municipal advisory fees, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/ or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year.

I, Deborah M. Higgins, President of the "Company", affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Deborah M. Higgins
President

January 19, 2022